PSA PEUGEOT CITROËN

RECEIVED

2007 FEB 21 P 12: 19

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

United States Securities and
Exchange Commission
100F Street, NE
WASHINGTON, DC 20549
United States of America

07021241

February 14, 2007

File N° 82 – 3531

SUPPL

Re: Disclosure Materials Provided by Peugeot S.A. Pursuant to Rule 12g3-2(b)

PROCESSED
FEB 23 2007
THOMSON
FINANCIAL

Ladies and Gentlemen:

Please find attached disclosure materials for **File No. 82-3531** :

- Press release dated from January to February, 2007

Peugeot S.A. is providing these documents to you pursuant to its obligations under Rule 12g3-2(b)(1)(i).

Please do not hesitate to contact the undersigned should you have any questions regarding the enclosed materials.

Very truly yours

Valérie MAGLOIRE
Head of Investor Relations Department
Tel. + 33 1 40 66 54 59
e-mail : valerie.magloire@mpsa.com

dw 2/22

RECEIVED

2007 FEB 21 P 12: 19

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

PSA PEUGEOT CITROËN

Financial Information

Paris – January 8, 2007

Unit Sales Stable in 2006
Peugeot 207 Sales On Target
Citroën C4 Picasso Successfully Launched

Highlights of the year

- **Slight decline in sales, to 3,366,000 units: down 0.7%**
- **11th straight year of growth in sales of assembled vehicles: up 1.3%**
- **More than one million vehicles sold outside Western Europe: up 4%**

Worldwide sales of PSA Peugeot Citroën assembled and CKD vehicles declined by a slight 0.7% in 2006, to 3,366,000 units from 3,390,000 in 2005. This reflected a firm 4% increase in international markets and a 2.7% decline in Western European sales, in an environment shaped by sluggish demand (up 1.1%) and very aggressive competition. Excluding CKD units, sales of assembled vehicles rose 1.3%, to 3,116,000 units.

As a result, PSA Peugeot Citroën ended the year with a 5.2% share of the world automobile market.

PSA Peugeot Citroën strengths in 2006

- Introduced in France in April, the Peugeot 207 sold 308,000 units, thereby meeting the target of 300,000 units sold in its first year on the market. The full-year sales target of 500,000 units has been confirmed.
  The Peugeot 206 continued to expand in the global marketplace, with model launches in China, Iran and Malaysia, while confirming its sales potential with 474,000 units sold. Combined worldwide sales of the 206 and 207 came to 782,000 for the year, up 15.5% compared with the 206 alone in 2006 and making the two models together the best selling compact car in Europe. In all, unit sales of Peugeot compacts (the 107, 206, 207 and 1007) rose by nearly 20% in 2006.

- For Citroën, 2006 saw the successful October launch of the C4 Picasso, which sold more than 24,000 units in the final quarter of the year. Introduced in 2000, the Citroën Xsara Picasso demonstrated firm resistance by stabilizing sales at 183,000 units (down 2%). As a result, unit sales of Citroën mid-range MPVs rose by more than 11% in 2006.
  The marque's compact line-up (C1, C2, C3 and C3 Pluriel) also enjoyed sustained growth, with unit sales gaining 3.9%.

- With combined sales of 343,000, the Citroën Berlingo (up 15%) and Peugeot Partner (up 3%) continued to expand, reporting record sales in 2006.

DFCP – Investor Relations Department - 75 avenue de la Grande Armée - 75116 Paris
Telephone (33 1) 40 66 37 60 - Fax (33 1) 40 66 51 99 – www.psa-peugeot-citroen.com

- PSA Peugeot Citroën once again led the European light commercial vehicle market. The second-half 2006 introduction of the new-generation Peugeot Boxer and Citroën Relay and the January 2007 market launch of the Peugeot Expert and Citroën Dispatch will drive further market share gains in 2007.

Western Europe (18 countries): 1.8% decline in registrations and a small improvement in passenger car market share in France

In a nearly flat European car and light commercial vehicle market (up 1.1%), PSA Peugeot Citroën registrations declined by 1.8% to 2,312,000 units in 2006, of which 1,233,000 Peugeots and 1,079,000 Citroëns. In a challenging business environment, market share ended the year at 13.9% (7.4% for Peugeot and 6.5% for Citroën), compared with 14.3% in 2005.

PSA Peugeot Citroën is market leader in France, Spain, Belgium and Portugal and ranks second in Austria, the Netherlands and Denmark.

- **In France**, PSA Peugeot Citroën's market share amounted to 31.3%, reflecting a 2.6% decline in car and light commercial vehicle registrations to 764,800 units, in a market down 1.9%. In the passenger car segment alone, market share improved to 30.7% from 30.6%.

- **In Spain**, the Group maintained its leadership position in cars and light commercial vehicles with a market share of 19.7%. Citroën was Spain's best selling marque during the year, with 207,000 registrations and 10.9% of the market.

- **In the United Kingdom**, Group car and light commercial vehicle registrations came to 281,000 units in a market down 3.3%, driving a 0.3-point improvement in market share, to 10.5% from 10.2% in 2005.

- The Group continued to expand in **Germany**, where sales rose 3% to 208,000 units and market share remained unchanged at 5.7%.

- **In Italy**, where the market was shaped by a 3.8% increase in demand and a growing number of promotional offers, the Group's market share stood at 9.5%. Registrations rose by 0.5% to 242,000 units.

In light commercial vehicles, the Group maintained its leadership in Western Europe with 368,000 registrations and a market share of 17.7%.

Outside Western Europe: **- sales of assembled vehicles up 14.7%**
- more than one million vehicles sold

Outside Western Europe, sales of assembled vehicles and CKD units exceeded one million for the second year in a row. In all, 735,000 Peugeots and 335,000 Citroëns were sold in international markets, for a total of 1,070,000, up 4%. These markets represented 31.8% of worldwide sales for the year, versus 30.4% in 2005 and 28.2% in 2004.

Excluding CKD units, sales of assembled vehicles outside Western Europe rose by 14.7%, led by faster expansion in the Group's priority growth regions.

- **In Latin America**, where demand continued to gain strength, sales of PSA Peugeot Citroën vehicles climbed 16.9% to 214,000 units. In the Mercosur countries, where the market expanded by 13.2% (12.5% in Brazil and 16.6% in Argentina), Group registrations were up 20.3% to 159,000 units. In Brazil, registrations rose 19% to 96,000 units, lifted by the rollout of models equipped with new flexfuel engines. In Argentina, registrations rose by 22%, giving the Group a 14.6% share of the market.

- **In China**, in a market up 33.9%, rising Peugeot sales and a solid sales performance by Citroën models enabled the Group to maintain its strong momentum and meet its annual target, with sales gaining 43.1% to 202,000 units. Sales growth is expected to continue in 2007, led by the first full year of sales of the Peugeot 206, the Citroën C-Triomphe and the new Citroën C2.

- **In the European countries outside Western Europe**, Group sales rose 15.3% to 181,000 units. In the six main countries of Central Europe (Poland, Hungary, the Czech Republic, Slovenia, Croatia and Slovakia), where demand rose 1.7% during the year, unit sales increased 3.1% to 101,000, giving the Group an 11.4% share of the market. In Russia, Group sales surged 68% to 27,000 units in a market up 12.9%.

- **In Iran**, CKD sales fell 22.7% to 235,000 units from 304,000 in 2005.

2007 sales outlook

In a still highly competitive marketplace, demand in Europe in 2007 should remain at last year's levels. During the year, PSA Peugeot Citroën will continue to renew its model lineup, with the launch of the new Peugeot Expert and Citroën Relay compact commercial vehicles, the 5-seater C4 Picasso, new 207 models (207 CC, 207 RC, etc.), the new SUVs Peugeot 4007 and Citroën C-Crosser. When combined with the ramp-up of models introduced in 2006 (the Peugeot 207, Citroën C4 Picasso, etc.), the new products should enable the Group to return to unit sales growth in Europe.

Sales outside Western Europe are expected to continue to increase, led by the launch of new Peugeot and Citroën models.

Worldwide Sales of PSA Peugeot Citroën Passenger Cars and Light Commercial Vehicles

	2005		**2006**	
Western Europe	Peugeot	1,257,500	Peugeot	**1,225,000**
	Citroën	1,103,000	Citroën	**1,071,000**
	Total PSA	2,360,500	Total PSA	**2,296,000**
Outside Western Europe	Peugeot	738,000	Peugeot	**735,000**
	Citroën	291,500	Citroën	**335,000**
	Total PSA	1,029,500	Total PSA	**1,070,000**
Total	Peugeot of which assembled vehicles	1,995,500 1,697,500	Peugeot	**1,960,000** **1,724,000**
	Citroën of which assembled vehicles	1,394,500 1,377,500	Citroën	**1,406,000** **1,392,000**
	Total PSA of which assembled vehicles	3,390,000 3,075,000	Total PSA	**3,366,000** **3,116,000**

MITSUBISHI MOTORS

PSA PEUGEOT CITROËN

Press release

Tokyo - Paris, 17 January 2007

PSA Peugeot Citroën and MMC Enter Diesel Engine Supply Agreement

Mitsubishi Motors Corporation and PSA Peugeot Citroen announced today that they have signed an agreement under which Mitsubishi Motors will be supplied with diesel engines by PSA Peugeot Citroen in a new collaborative agreement.

Under this agreement PSA Peugeot Citroen will start supplying Mitsubishi Motors with its state-of-the-art 2.2l common-rail, direct-injection diesel engine from mid 2007. This engine will also be fitted with a PSA Peugeot Citroën patented particulate filter to deliver outstanding environmental performance.

Mitsubishi Motors is to introduce its new SUV model, the *Outlander* in Europe this month, and towards the end of 2007, will add a new diesel version powered by the 2.2l PSA Peugeot Citroën diesel engine.

The Peugeot 4007 and Citroën C-Crosser will benefit from this 2.2l engine upon their commercial launch, i.e. mid- 2007.

In July 2005, the two companies decided to join forces and work on an SUV-type 4WD vehicle for PSA Peugeot Citroën based on a new platform already under development at MMC. This new agreement, which was not in the original scheme of the partnership, means that the two companies extend their operational ties into the field of component supply. This highlights the good relationship of the two groups.

Mitsubishi Motors and PSA Peugeot Citroen will pursue their cooperation strategy in "win-win" areas.

PSA PEUGEOT CITROËN

Financial Information

Tuesday, February 6, 2007

CHRISTIAN STREIFF APPOINTED CHAIRMAN OF PSA PEUGEOT CITROËN'S NEW MANAGING BOARD

During the meeting held today, the Peugeot SA Supervisory Board appointed the new PSA Peugeot Citroën Managing Board.

The five Managing Board members, appointed for a four-year term, are:

Christian Streiff, Chairman

Frédéric Saint-Geours, Peugeot Marque

Gilles Michel, Citroën Marque

Grégoire Olivier, Programs

Roland Vardanega, Operations

The Managing Board in its new configuration comprises representatives of all the functions responsible for the future of the Peugeot and Citroën model line-ups, their marketing and the Group's vehicle development and manufacturing capabilities.

During the meeting, the Supervisory Board paid tribute to **Jean-Martin Folz** for his outstanding contribution to the Group's development since 1997 and, with **Claude Satinet**'s retirement, expressed its appreciation of Citroën's performance in recent years. .

Lastly, the Supervisory Board appointed **Robert Peugeot** to the Board. Robert Peugeot is Chairman and Chief Executive Officer of Société Foncière, Financière et de Participations-FFP, the main holding company for the Peugeot family's interests.

CHRISTIAN STREIFF

Chairman of the Managing Board of PSA Peugeot Citroën

Born September 21, 1954 in Sarrebourg, France.
Married with three children.

Non-executive Director of THYSSEN-KRUPP and CONTINENTAL AG.

EDUCATION

Engineering degree from the Ecole Nationale Supérieure de Mines de Paris.

CAREER

	SAINT-GOBAIN
1979-1982:	Production Manager, Halbergerhütte foundry, Germany (cast-iron automotive components)
1982-1985:	Vice President, Planning and Strategy, Fiber Reinforcements Division
1985-1988:	Director, Gevetex Plant, Germany (fiberglass for electronics).
1988-1991:	General Manager, Gevetex
1991-1994:	General Manager, Vetri SpA, Italy (packaging).
1994-1996:	General Manager, Saint-Gobain Emballage, Paris.
1996-2000:	President and Chief Executive Officer, Pont-à-Mousson SA, Nancy.
2001-2003:	President and Chief Executive Officer, High-Performance Materials Division, Paris.
2004-2005:	Deputy Chief Executive Officer of Saint-Gobain.
	AIRBUS
June-August, 2006:	President and Chief Executive Officer of Airbus.
	PSA PEUGEOT CITROËN
November 7, 2007:	Special Advisor, reporting to the Chairman of the Managing Board.
February 6, 2007:	Chairman of the Managing Board

FRÉDÉRIC SAINT-GEOURS

Member of the PSA Peugeot Citroën Managing Board
Member of the PSA Peugeot Citroën Executive Committee
Chief Executive Officer of Automobiles Peugeot

Born in 1950

EDUCATION

Laureate of the Institut d'Etudes Politiques de Paris
Degree in economics
Graduate of the Ecole National d'Administration (ENA)

CAREER

1975 – 1986:	Ministry of Finance, member of the offices of the President of the French National Assembly and of the Budget Minister.

PSA PEUGEOT CITROËN

1986 – 1988:	Deputy Chief Financial Officer.
1988 – 1990:	Chief Financial Officer of PSA Peugeot Citroën
1990 – 1998:	Chief Operating Officer of Automobiles Peugeot
February 16, 1998:	Chief Executive Officer of Automobiles Peugeot Member of the PSA Peugeot Citroën Executive Committee.
June 26, 1998:	Member of the PSA Peugeot Citroën Managing Board
February 6, 2007:	Member of the PSA Peugeot Citroën Managing Board Member of the PSA Peugeot Citroën Executive Committee Executive Vice President of Automobiles Peugeot

GILLES MICHEL

Member of the PSA Peugeot Citroën Managing Board
Member of the PSA Peugeot Citroën Executive Committee
Executive Vice President of Automobiles Citroën

Born in 1956

EDUCATION

Ecole Polytechnique
Ecole Nationale de la Statistique et de l'Administration Economique (ENSAE)
Institut d'Etudes Politiques de Paris

CAREER

1979 – 1982:	Assistant Professor, ENSAE.
1982 – 1986:	Industrial Economist, World Bank, Washington DC, USA
1986 – 1987:	Project Manager, Compagnie de Saint-Gobain.
1987 – 1989:	Vice-President, Control and Strategic Planning, Industrial Ceramics Division, Saint-Gobain.
1989 – 1994:	General Manager, SEPR, a Saint-Gobain subsidiary, Le Pontet, France.
1994 – 1997:	Vice President, Fused Cast Ceramics, Industrial Ceramics Division, Saint-Gobain.
1997 – 2000:	Chairman and CEO, Ball Foster Glass, a Saint-Gobain subsidiary, Indianapolis, USA.
2000 – 2001:	President, Ceramics and Plastics Division, Saint-Gobain. Member of the Group Executive Committee.
	PSA PEUGEOT CITROËN
October 2002:	Executive Vice President, Platforms, Technical Affairs and Purchasing. Member of the PSA Peugeot Citroën Executive Committee.
February 6, 2007:	Member of the PSA Peugeot Citroën Managing Board Member of the PSA Peugeot Citroën Executive Committee Executive Vice President of Automobiles Citroën

GRÉGOIRE OLIVIER

Member of the PSA Peugeot Citroën Managing Board
Member of the PSA Peugeot Citroën Executive Committee
Executive Vice President, Programs of PSA Peugeot Citroën

Born in 1960

EDUCATION

Engineering degree from the Ecole Nationale Supérieure de Mines de Paris.
Ecole Polytechnique
MBA from the University of Chicago

CAREER

1985 – 1991:	Ministry of Industry; Technical Advisor to the Prime Minister, responsible for Industry, Energy and the Environment.
1991 – 1994:	General Manager, Pechiney Aluminum Unit, Greece.
1995:	Director of American National Can's Chicago plant, Pechiney.
1996 – 1998:	Vice President, Strategy, American National Can, a Pechiney subsidiary.
1998 – 2001:	Division President, then Chief Executive Officer of SAFT, Alcatel's battery business.
2001 – 2005:	Chairman of the Managing Board, Sagem.
2005 – 2006:	Member of the Safran Managing Board and Chief Executive Officer, Sagem Communication.
	PSA PEUGEOT CITROËN
September 2006:	Chairman and Chief Executive Officer of Faurecia.
February 6, 2007:	Member of the PSA Peugeot Citroën Managing Board Member of the PSA Peugeot Citroën Executive Committee Executive Vice President, Programs of PSA Peugeot Citroën

ROLAND VARDANEGA

Member of the PSA Peugeot Citroën Managing Board
Member of the PSA Peugeot Citroën Executive Committee
Executive Vice President, Operations of PSA Peugeot Citroën

Born in 1943

EDUCATION

Graduate of Ecole Nationale Supérieure des Arts et Métiers de Cluny

CAREER

PEUGEOT

1967 – 1973:	Mulhouse Production Center.
1973 – 1976:	Production Manager, Mulhouse Casting Facility.
1976 – 1979:	Personnel Department, Mulhouse Production Center.
1979 – 1984:	Assistant Director, Personnel and Labor Relations, Sochaux Production Center.
1984 – 1986:	Director, Personnel and Labor Relations, Sochaux Production Center.
1986 – 1993:	Central Personnel Director.
1993 – 1998:	Executive Vice President, Automobiles Peugeot.

PSA PEUGEOT CITROËN

February 16, 1998:	Executive Vice President, Platforms and Member of the Executive Committee
May 9, 2000:	Executive Vice President, Manufacturing and Components and Member of the Executive Committee
February 6, 2007:	Member of the PSA Peugeot Citroën Managing Board Member of the PSA Peugeot Citroën Executive Committee Executive Vice President, Operations of PSA Peugeot Citroën

PSA PEUGEOT CITROËN

Financial Information

Tuesday, February 6, 2007

CHRISTIAN STREIFF SETS UP NEW SENIOR MANAGEMENT ORGANISATION

Christian Streiff, Chairman of the Managing Board of PSA Peugeot Citroën, has set up a new Executive Committee made up of the five members of the Managing Board and five Vice Presidents reporting directly to the Chairman of the Managing Board:

Isabelle Marey-Semper, Strategy and Innovation

Sylvie Rucar, Finance and Information Systems

Jean-Luc Vergne, Human Resources

Jean-Claude Hanus, Legal Affairs, Institutional Relations and Internal Audit

Liliane Lacourt, Corporate Communications

In addition to the Executive Committee, four operating units (China, Mercosur, Purchasing and Replacement Parts) and the Senior Executives Department will also report directly to the Chairman.

As he took up his responsibilities, Christian Streiff noted that "this new streamlined, efficient organisation will ensure that the necessary decisions are taken without delay to swiftly restore our Group to profitable growth."

Investor Relations - 75 avenue de la Grande Armée - 75116 Paris
Telephone (33 1) 40 66 37 60 - Fax (33 1) 40 66 51 99 – www.psa-peugeot-citroen.com

Isabelle Marey-Semper, Vice President, Strategy and Innovation
A graduate of Ecole Normale Supérieure, Isabelle Marey-Semper is a Doctor of Neuropharmacology and holds an MBA from the Collège des Ingénieurs. She was previously a member of the Executive Committee of the Thomson Group's Technology Division.

Sylvie Rucar, Vice President, Finance and Information Systems
A graduate of the Ecole Supérieure de Commerce de Paris business school, Sylvie Rucar was previously Vice President, Finance and Treasury, and a member of the PSA Peugeot Citroën Vice Presidents Committee

Jean-Luc Vergne, Vice President, Human Resources
Holder of a Masters degree in Public Law, Jean-Luc Vergne was previously Vice President, Employee Relations and Human Resources, and a member of the PSA Peugeot Citroën Executive Committee.

Jean-Claude Hanus, Vice President, Legal Affairs, Institutional Relations and Internal Audit
A graduate of the Institut de Droit des Affaires de Paris law school and holder of a PhD in law, Jean-Claude Hanus was previously Vice President, Legal Affairs, and a member of the PSA Peugeot Citroën senior management team.

Liliane Lacourt, Vice President, Corporate Communications
Holder of a post-graduate degree in Applied Economics from Paris IX Dauphine University, Liliane Lacourt was previously Vice President, Corporate Communications, and a member of the PSA Peugeot Citroën senior management team.

February 7, 2007

PSA PEUGEOT CITROËN

2006:
Consolidated Operating Margin: 2.0% of Net Sales and Revenue

2006 OVERVIEW

Slight decline in worldwide sales, to 3,365,900 units: down 0.7%

Weak third quarter
Return to growth in the fourth quarter.

Outside Western Europe, higher unit sales and improved margins

1,069,700 units, representing 31.8% of worldwide sales.

Successful model launches

Peugeot 207, sales on target with 300,500 units in 2006.
Healthy initial sales of the Citroën C4 Picasso and the new light commercial vehicle models.

Consolidated operating margin

€1,119 million, representing 2.0% of net sales and revenue versus €1,940 million (3.4%) in 2005.

Net cash from operating activities of the manufacturing and sales companies remained high, at €3,435 million versus €3,389 million in 2005.

Positive net financial position

Net cash of €116 million versus €381 million at end-2005

Profit attributable to equity holders of the parent

€176 million versus €1,029 million in 2005.

DFCP – Communication Financière 75 avenue de la Grande Armée 75116 Paris
Téléphone (33 1) 40 66 37 60 Fax (33 1) 40 66 51 99 www.psa-peugeot-citroen.com

2006 RESULTS

Net sales and revenue

Consolidated net sales and revenue came to €56,594 million, up 0.6% over 2005. Quarterly changes tracked those of Automobile Division unit sales. After rising 2.4% in the first three months, net sales and revenue contracted 1.6% and 1.8% respectively in the second and third quarters, before returning to growth in the fourth quarter (up 3.2%).

At €44,566 million, Automobile Division sales were down 1.1%, primarily reflecting changes in unit sales of assembled vehicles (excluding China), the net price effect, changes in product and geographic mix and the currency effect.

Gefco's revenue totaled €3,245 million, up 8.2% over 2005. Revenue from services performed for other Group companies was 7.1% higher at €1,973 million, while external revenue increased 9.9% to €1,272 million.

Faurecia reported 6.1% growth in sales to €11,649 million, led by strong performances outside Europe, in North America and Asia. Sales to other Group companies eased 0.7% to €2,450 million, while external sales were up 8.1% at €9,199 million. At constant exchange rates and excluding the price impact of precious metals used in catalytic converters, sales rose 0.9%.

The Banque PSA Finance loan book expanded 2.5% over the year to €22,976 million from €22,417 million at December 31, 2005.

Results

Consolidated operating margin for the year amounted to €1,119 million compared with €1,940 million in 2005, representing 2.0% of net sales and revenue versus 3.4%.

Automobile Division operating margin stood at €267 million compared with €916 million in 2005, representing 0.6% of sales versus 2.0%. Peugeot and Citroën operating margins were severely weakened by unfavorable changes in production volumes, product mix and geographic mix, the overall costs of Euro IV compliance on production costs and higher raw materials prices. These negative effects were partly offset, however, by the initial benefits of the model renewal process and the Group's ongoing policy of protecting unit margins through selective marketing, as well as by lower production costs.

Banque PSA Finance's operating margin came to €604 million, virtually unchanged from €607 million in 2005. In a significantly less favorable interest rate environment, this represented 2.7% of average loans, versus 2.9% the previous year.

Gefco's operating margin rose 4.1% to €151 million from €145 million in 2005, representing 4.7% of sales versus 4.8%.

Faurecia's operating margin stood at €69 million compared with €267 million in 2005, representing 0.6% of sales versus 2.4%.

Other income and expenses, net represented an expense of €855 million in 2006 compared with an expense of €351 million the previous year. The main items reported under this caption in 2006 were impairment losses at Faurecia, in the Automobile Division and at Peugeot Motocycles, and rationalization costs, corresponding primarily to plant closure costs at Ryton and faster implementation of Faurecia's restructuring programs.

Net profit attributable to equity holders of the parent fell to €176 million from €1,029 million in 2005. Earnings per share came to €0.77 versus €4.47.

Balance Sheet Structure

Net cash from operating activities of the manufacturing and sales companies remained high, at €3,435 million versus €3,389 million in 2005. The decline in their operating margin was entirely offset by the positive effects of active working capital management.

Gross capital expenditure was cut to €2,520 million in 2006 from €2,862 million the previous year.

The manufacturing and sales companies' net financial position remained positive, with net cash of €116 million compared with €381 million at end-2005.

OUTLOOK FOR 2007

In 2007, the European market looks set to remain stable and the environment will continue to be shaped by rampant competition. For PSA Peugeot Citroën, 2007 will mark a new phase in the model renewal process, with the launch of the Peugeot Expert and Citroën Dispatch compact light commercial vehicles, the C4 Picasso, additions to the 207 range, and the new Peugeot 4007 and Citroën C-Crosser SUVs. Combined with the ramp-up of the models introduced in 2006, such as the Peugeot 207 and the Citroën Grand C4 Picasso, these new models should drive a return to growth in the Group's European unit sales.

Outside Western Europe, the Group should retain its growth momentum, helped by the launch of new models by both marques.

In this environment, while Group sales are likely to be affected by a certain slowdown in demand for models that are due to be replaced, they will be boosted by the steadily increasing product dynamic over the year, leading to a gradual improvement in the product mix.

PSA PEUGEOT CITROËN

(number of vehicles)	2005	2006
Worldwide sales	3,390,000	3,365,900
Worldwide production	3,375,500	3,357,000

CONSOLIDATED NET SALES AND REVENUE

(in € millions)	2005	2006
Automobile Division	45,071	44,566
Banque PSA Finance	1,656	1,761
Gefco	3,000	3,245
Faurecia	10,978	11,649
Other businesses	709	653
Intersegment eliminations	(5,147)	(5,280)
Total PSA Peugeot Citroën	56,267	56,594

CONSOLIDATED FINANCIAL HIGHLIGHTS

(in € millions)	2005	2006
Operating margin	1,940	1,119
Profit before tax and share in net earnings of companies at equity	1,530	206
Consolidated profit for the year	990	63
Profit attributable to equity holders of the parent	1,029	176

FINANCING AND FINANCIAL POSITION

(in € millions)	2005	2006
Working capital provided by operations	4,122	3,455
Capital expenditure	2,873	2,531
Equity	14,406	14,062
Net financial position of the manufacturing and sales companies	381	116

Number of employees	208,500	211,800

The 2006 consolidated financial statements are available on www.psa-peugeot-citroen.com

Paris – January 7, 2007

Christian Streiff Presents First Priorities For PSA Peugeot Citroën

Christian Streiff, Chairman of the PSA Peugeot Citroën Managing Board, today presented his analysis of the Group's situation and set his initial priorities. He then discussed the new organization and described the implementation process and timetable.

Mr. Streiff began by emphasizing how the Group has changed in size and scope over the past ten years and paid tribute to Jean-Martin Folz, Chairman of PSA Peugeot Citroën from October 1997 to February 2007.

Highlights of those ten years include a 60% increase in unit sales and the launch of such highly successful models as the Peugeot 206 and 307, the Citroën Xsara Picasso and the Citroën Berlingo and Peugeot Partner, which helped to shape their markets and create new trends in automotive design. In addition, sales outside Western Europe tripled over the period, the Group developed the three shared platforms on which nearly 70% of Peugeot and Citroën vehicles are now built, and the cooperation strategy was stepped up.

Growth in Europe, however, has been flat and over the past three years, the Group has lost 1.5 points of market share. The reasons have been clearly identified. They include the difficulty in managing quality levels at a time of fast growth, an aging model line-up, an increase in competitive pressures and a sharp fall in profitability due to factors that are both internal (decline in capacity utilization, over-staffing) and external (raw materials prices).

To quickly return to growth and profitability, Mr. Streiff has defined four operating priorities that must be urgently addressed.

The first priority is quality, where the new Chairman called on the company to redouble its efforts. The objective is to rapidly position Peugeot and Citroën among the market leaders in both product and service quality by stepping up the programs already underway in automotive design, in the production plants, with suppliers and with dealers.

The second priority is to reduce costs. The Group prepared for sustainable growth, but when growth slowed, costs spun out of control. Costs will have to be reduced much more quickly in the short term, through measures implemented in the coming months to manage headcount, cut overheads, quickly improve plant and office productivity across the Group and streamline the organization.

The third priority concerns the product strategy. The product plan will be stepped up and broadened to improve response to changing customer expectations and more aggressive competition in the global marketplace. In particular, with the market increasingly driven by new models and features, the Group will have to refocus on shortening time-to-market for future projects.

The fourth priority concerns international operations, with three bridgeheads that need to be rapidly expanded. The Group's short-term objectives are to get bigger in China, become a major automobile industry player in the Mercosur region and continue to expand in Eastern Europe.

To manage these priorities and lead the strategy, a simple, highly operational organization has been put into place. Mr. Streiff discussed its key points.

1. To bring new models to market more quickly, a Programs Department has been created to bring together, in a single organization led by a single executive, all the responsibility for product plans, programs and vehicle projects.

2. To reduce production costs and improve productivity more quickly, an Operations Department has been created, comprising engineering, production, plant scheduling and logistics.

3. The heads of these two new departments, along with the chief executives of the Peugeot and Citroën marques, will sit on the five-member Managing Board. They will therefore be part of a close-knit team, capable of quickly making all the decisions concerning a given model.

4. A Strategy and Innovation Department has been created to consolidate all of the processes that enable the Group to anticipate and prepare for its growth, including market forecasting, sustainable development, research and innovation and cooperative ventures. The objective is to make the Group's research more customer-focused and ensure that corporate strategy and research are seamlessly linked.

5. Three business units have been created, reporting to the Chairman of the Managing Board and enjoying a broad range of delegated responsibilities, in order to drive faster growth in operations in China, the Mercosur region and the replacement parts business.

6. In addition, the Purchasing Department will report directly to the Chairman of the Managing Board, in a commitment to stepping up global sourcing and to actively developing win/win solutions with preferred partners.

Concerning the implementation process, Mr. Strieff called on the entire organization to enthusiastically deploy a new action plan, called CAP 2010 (for Customers, Acceleration, Products).

From now until May, ten cross-functional teams will prepare clearly defined projects in the four priority areas of quality, costs, products and international operations.

The teams will comprise 100 people and will have 100 days to prepare the projects, which will be implemented by 1,000 managers across the Group. This turnaround program will then be embraced by the entire organization in a commitment to moving the Group forward to clearly defined objectives

The teams will be fully backed by senior management, which is focusing on defining four strategic projects: the 2010-2013 product plan, international development, technological development and the cooperation and alliance strategy.

All of these projects and programs will form the basis of a new corporate mission project that will be presented by Mr. Streiff in September.

PSA PEUGEOT CITROËN

United States Securities and
Exchange Commission
100F Street, NE
WASHINGTON, DC 20549
United States of America

December 14, 2006

File N° 82 – 3531

Re: Disclosure Materials Provided by Peugeot S.A. Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

Please find attached disclosure materials for **File No. 82-3531** :

- Press release dated between June and December of 2006

Peugeot S.A. is providing these documents to you pursuant to its obligations under Rule 12g3-2(b)(1)(i).

Please do not hesitate to contact the undersigned should you have any questions regarding the enclosed materials.

Very truly yours

Valérie MAGLOIRE
Head of Investor Relations Department
Tel. + 33 1 40 66 54 59
e-mail : valerie.magloire@mpsa.com

June 8, 2006

PSA Peugeot Citroën and Dongfeng Motor Group Launch Auto Finance Company in China In Partnership with Bank of China

The China Banking Regulatory Commission has authorized Dongfeng Peugeot Citroën Auto Finance Company (DPCAFC) to begin providing automobile financing services in China. Capitalized at RMB 500 million, the new finance company is owned by Bank of China (50%), Dongfeng Peugeot Citroën Automobile - DPCA - (25%) and Banque PSA Finance (25%).

It will provide wholesale financing for Dongfeng Peugeot and Dongfeng Citroën dealers and retail financing solutions for Chinese carbuyers. Operations will begin in July in Beijing, before being extended nationwide.

The new joint-venture will enjoy the support of Bank of China's financial backing and branch network, as well as the auto financing expertise of Banque PSA Finance, a PSA Peugeot Citroën subsidiary that operates in 18 countries in Europe and Latin America.

By strengthening Dongfeng Peugeot and Dongfeng Citroën's marketing strategies, the successful start-up of auto financing operations represents a major new stage in the development of DPCA, a joint venture between PSA Peugeot Citroën and Dongfeng Motor Group.

In 2005, DPCA sales rose by 57.5% to 140,400 units from 89,100 in 2004, in a market that expanded by 24%. It expects to sell more than 200,000 vehicles in 2006.

To sustain this pace of growth, DPCA is strengthening its product plan, with three new models to be launched in 2006 alone: the Peugeot 206 in March, the Citroën C-Triomphe in April and a new Citroën compact at year-end.

In addition, the company is implementing an ambitious capacity expansion program. After doubling capacity at the Wuhan plant to 300,000 vehicles a year by 2008, plans are now underway to find a new production site. The new plant's location and construction schedule will be announced in coming months.

DFCP – Investor Relations Department - 75 avenue de la Grande Armée - 75116 Paris
Telephone (33 1) 40 66 37 60 - Fax (33 1) 40 66 51 99 – www.psa-peugeot-citroen.com

Paris – June 13, 2006

PSA Peugeot Citroën consolidates manufacturing base in Argentina with start-up of local production of the Peugeot 307 Sedan

Jean-Martin Folz, Chairman of PSA Peugeot Citroën, today inaugurated the new production line that will produce the Peugeot 307 Sedan at the Group's plant in Buenos Aires. The ceremony was attended by Nestor Kirchner, President of Argentina.

The new sedan body style will enhance Peugeot's offering in the mid-range segment, which represents a third of the Argentine market and a quarter of the Latin American market.

The 307 Sedan is the fifth model produced at the Buenos Aires plant, which already manufactures the Peugeot 206, 5-door 307 and Partner and the Citroën Berlingo. It will be introduced in Argentina in July 2006, then gradually rolled out in Brazil and other Latin American markets by October. The full-year objective is to sell 22,000 units across the region.

The start-up of 307 Sedan production marks a new phase in the Group's 2005-2007 manufacturing program in Argentina. Totaling ARS 450 million (€120 million), the program involves the introduction of new vehicles, an increase in car production at the Buenos Aires plant and of mechanical component output at the Jeppener facility, and a significant increase in local content. In all, it is expected to create more than 1,000 jobs.

Peugeot Citroën Argentina currently employs nearly 3,900 people. With the start-up of 307 Sedan production, output will rise to almost 100,000 units a year. This compares with 1,500 people and 17,800 units at year-end 2002.

Expansion of the production base is being driven by the favorable outlook for the Latin American automobile market and the strong sales of Peugeot and Citroën models in the region. As of May 31, PSA Peugeot Citroën sales were up 29 % to nearly 29,000 units in Argentina, in a market up 19 %. Market share stood at 14.6%. In Brazil, Group registrations were up 38% to 37,600 vehicles, for a 5,6 % share of a market up just 10%.

DFCP – Investor Relations Department - 75 avenue de la Grande Armée - 75116 Paris
Telephone (33 1) 40 66 37 60 - Fax (33 1) 40 66 51 99 – www.psa-peugeot-citroen.com

Paris – July 6, 2006

Slight Increase in First-Half Sales

- **Worldwide sales up 0.6% to 1,764,000 units**
- **Western European market share at 14%**
- **Sales of vehicles assembled outside Western Europe up 18%**

In the first six months of 2006, PSA Peugeot Citroën worldwide unit sales rose by 0.6% to 1,764,000 vehicles, of which 1,001,000 for Peugeot and 763,000 for Citroën. In the second quarter alone, 942,000 vehicles were sold, an increase of 1.1%.

Western Europe (18 countries): a slight decline in car and light commercial vehicle registrations

In a European car and light commercial vehicle market that expanded by a marginal 1.5% in the first half, registrations of PSA Peugeot Citroën vehicles declined by 2.2% to 1,265,000 units, of which 672,000 Peugeots and 593,000 Citroëns. In a challenging sales environment, the Group's market share stood at 14% (7.4% for Peugeot and 6.6% for Citroën), compared with 14.5% in first-half 2005 and 14% in second-half 2005. The Group is Europe's second-largest manufacturer of passenger cars and leading manufacturer of light commercial vehicles.

In France, where demand contracted by 0.7%, the Group's registrations declined by 2.9% to 418,300, for a 31.1% share.

In Spain, the Group maintained its leadership position with a market share of 19.6%. Registrations declined by 6.3% to 198,000 in a stable market.

In the United Kingdom, PSA Peugeot Citroën's third largest market in terms of unit sales, the Group's market share increased by 0.3 points to 10.4%. In a market down by 3.7%, registrations were virtually unchanged at 148,000 units.

In Italy, where the market was shaped by a 7.4% increase in demand and a growing number of promotional offers, the Group's market share stood at 9.7%. Registrations rose by 3.2% to 140,000 units.

In Germany, market share came to 5.8%. In a market that expanded by 2.3%, PSA Peugeot Citroën registrations increased by 1.2% to 107,000 vehicles.

DFCP – Investor Relations Department - 75 avenue de la Grande Armée - 75116 Paris
Telephone (33 1) 40 66 37 60 - Fax (33 1) 40 66 51 99 – www.psa-peugeot-citroen.com

Outside Western Europe: sharp growth in sales

Outside Western Europe, a total of 529,000 cars and CKD units were sold (360,000 Peugeots and 169,000 Citroens), an increase of 3.8% over first-half 2005. This represented 30% of total Group sales, compared with 29.1% for the prior-year period. Excluding CKD units, sales in international markets rose by 18%, led by faster expansion in the Group's priority growth regions.

In Latin America, where demand is recovering, sales of PSA Peugeot Citroën vehicles climbed 24% to 104,000 units. In the Mercosur countries, where the market expanded by 12.3% (10.7% for Brazil and 17.6% for Argentina), Group registrations were up 31% to 80,000 units. In Brazil, registrations rose 32% to 45,000 units, lifted by the rollout of models equipped with new flexfuel engines. In Argentina, sales rose by 30%, giving the Group a 14.9% share of the market.

In China, in a market that rose by 47.1%, Dongfeng Peugeot Citroën Automobiles continued to enjoy strong growth, led by rising Peugeot sales following the marque's introduction in 2004 and the solid sales performance of Citroën models. For the period, sales rose by 38% to 100,200 units, in line with the full-year objective of more than 200,000 vehicles sold. Sales are expected to continue rising, driven by the recent launches of the Peugeot 206 in March and the Citroën C-Triomphe in late May and the forthcoming introduction of a new Citroën compact model late in the year.

Demand has turned upwards in the Central and Eastern European markets, where Group sales rose 14% to 112,000 units during the half. Sales in the six main countries of Central Europe (Poland, Hungary, the Czech Republic, Slovenia, Croatia and Slovakia) totaled 51,000 units, giving the Group an 11.4% share of a market up 1.3%. In Turkey, the largest market in Central and Eastern Europe, sales of PSA Peugeot Citroën vehicles rose by 3% and accounted for a 7.2% share.

Outlook for 2006

In Western Europe, the Group expects unit sales to return to growth after the slight decline in the first half, led by increasing demand for the Peugeot 207, introduced in the second quarter.
Outside Western Europe, in a market environment that remains generally favorable, PSA Peugeot Citroën will continue to enjoy sustained sales growth, thanks to sustained expansion of the model lineup.

Worldwide Sales of PSA Peugeot Citroën Passenger Cars and Light Commercial Vehicles

(number of vehicles*)	June 30, 2005		June 30, 2006	
Western Europe	Peugeot	663,300	Peugeot	641,000
	Citroën	581,100	Citroën	594,000
	Total PSA	1,244,400	Total PSA	1,235,000
Outside Western Europe	Peugeot	364,800	Peugeot	360,000
	Citroën	145,000	Citroën	169,000
	Total PSA	509,800	Total PSA	529,000
Total	Peugeot	1,028,100	Peugeot	1,001,000
	Citroën	726,100	Citroën	763,000
	Total PSA	1,754,200	Total PSA	1,764,000

*Assembled vehicles and CKD units

Paris – July 7, 2006

PSA Peugeot Citroën and its Chinese Partner Dongfeng Motor Group Announce Construction of New Plant in Wuhan, China

At a board meeting yesterday in Paris of their Chinese joint venture Dongfeng Peugeot Citroën Automobiles (DPCA), PSA Peugeot Citroën and Dongfeng Motor Group Company Ltd presented the details of the new industrial plan unveiled in April.

The two partners announced that Wuhan, Hubei Province, has been selected as the site of a new production facility with capacity of 150,000 vehicles a year.

The new unit will be located near DPCA's existing plant and comprise three main facilities: body-in-white assembly, paint shop and final assembly. Construction will begin at the end of the year, with the lines scheduled to come on stream in 2009. They will be dedicated to the production of upper mid-range models built on platform 3.

This investment in China further strengthens DPCA's fast expanding production base, which already employs more than 8,200 people.

The Wuhan plant currently produces seven different models and is gradually doubling capacity to increase the original site's potential output to 300,000 vehicles per year in 2008.

To support this growth in automobile production, DPCA will also add capacity at its mechanical components plant in Xiang Fang, Hubei so as to double the number of engines, gearboxes and chassis systems supplied to its Wuhan factories.

Following start-up of production on platforms 1 and 2 in China in mid-2004, the announcement of a new plant provides further support for the process of strengthening DPCA's product plan. By the end of the decade, the joint venture will offer a comprehensive range of vehicles, from compact cars to large executive saloons. In 2006 alone, three new models are being launched: the Peugeot 206 in March, the Citroën C-Triomphe in May and a new Citroën compact at year-end.

Amid continuing strong demand in the passenger car market, DPCA sold 100 200 units in the first six months, up 38% from the prior-year period. The joint venture's full-year sales objective is to exceed 200,000 vehicles.

DFCP – Investor Relations Department - 75 avenue de la Grande Armée - 75116 Paris
Telephone (33 1) 40 66 37 60 - Fax (33 1) 40 66 51 99 – www.psa-peugeot-citroen.com

N° 82-3531

PSA PEUGEOT CITROËN

Investor Relations

July 26, 2006

PSA PEUGEOT CITROËN

First-Half 2006:
Operating margin: 2.4% of sales and revenue

Second-Half 2006:
Operating margin stable compared with first-half

FIRST-HALF HIGHLIGHTS

Resilient sales in Western Europe:

1,235,200 vehicles, down by just 0.7% although the new Peugeot 207 contributed to sales only in the second quarter.

Market share stable compared with second-half 2005 at 14%

Strong growth outside Western Europe:

407,200 assembled vehicles, up 18.1%, with continued strong growth in all regions.

A wave of new model launches:

The Peugeot 207, the Citroën C6 and C-Triomphe, the Peugeot Boxer and the Citroën Relay.

Consolidated operating margin below target:

€691 million, or 2.4% of sales versus a target of around 2.8%, due to the far greater than expected impact of higher raw materials costs on Automobile Division operating margin.

DFCP – Investor Relations Department - 75 avenue de la Grande Armée - 75116 Paris
Telephone (33 1) 40 66 37 60 - Fax (33 1) 40 66 51 99 – www.psa-peugeot-citroen.com

FIRST-HALF FINANCIAL RESULTS

Sales and Revenue

Consolidated sales and revenue for first-half 2006 totaled €29,093 million, up 0.3% over the year-earlier period.

Automobile Division sales eased back 1.7% to €22,987 million, reflecting slightly higher unit sales (up 0.6%) and the temporary effect of an unfavorable change in product mix due to growing sales of the Peugeot 107 and Citroën C1 launched in June 2005.

Gefco reported first-half revenue of €1,658 million, up 9.2%.

Faurecia sales increased 6.5% to €5,980 million. On a constant exchange rate basis and excluding the price impact of precious metals used in catalytic converters, sales were down 0.1% for the period.

The Banque PSA Finance loan book grew 5.0% to €22,879 million from €21,783 million at June 30, 2005.

Income

Consolidated operating margin for the period amounted to €691 million representing 2.4% of sales and revenue, compared to €1,289 million and 4.4% in first-half 2005.

Automobile Division operating margin contracted to €227 million from €763 million in first-half 2005. Higher raw materials prices had a negative impact of €206 million. This was greater than expected, due to the recent increase in the prices of precious metals and non-ferrous metals, particularly aluminum. Changes in the product mix had a temporary negative effect, in the same way as on sales and revenue. Ongoing cost-cutting programs had a €288 million positive impact.

Banque PSA Finance's operating margin rose 5.8% to €293 million from €277 million in first-half 2005, led by an increase in the loan book.

Gefco's operating margin was unchanged at €80 million, representing 4.8% of revenue versus 5.3% in first-half 2005.

Faurecia's operating margin contracted to €85 million from €160 million in first-half 2005, representing 1.4% of sales versus 2.9%. The decline was due to a fall-off in business in France and continued heavy pricing pressure in an environment shaped by rising raw material and energy costs, as well as to the non-recurring start-up costs of the many new facilities opened outside Western Europe.

Other income and expenses included €227 million in costs related to the closure of the Ryton plant in the United Kingdom, scheduled for the first half of 2007, and €107 million in restructuring costs at Faurecia, mainly in the Car Seats Division in France, Germany and the United Kingdom.

Net profit attributable to equity holders of the parent company amounted to €303 million, compared with €752 million in first-half 2005. Earnings per share stood at €1.32 versus €3.26 a year earlier.

Balance Sheet

In first-half 2006, net cash from operating activities of the manufacturing and sales companies amounted to €1,739 million, a decline of just 17.8% despite the fall in their operating margin.

Capital expenditure declined to €1,097 million from €1,326 million in first-half 2005, due to completion of the Trnava program.

The net financial position of the manufacturing and sales companies amounted to €488 million at June 30, 2006, compared with €381 million at December 31, 2005 and €1,118 million at June 30, 2005.

FULL-YEAR OUTLOOK

In Western Europe, the Group expects unit sales to return to growth in the second half after the slight decline in the first half, led by increasing demand for the Peugeot 207, the Peugeot Boxer and the Citroën Relay, introduced in the second quarter.

Outside Western Europe, in a market environment that remains generally favorable, PSA Peugeot Citroën will continue to enjoy sustained growth, at a rate of over 10%, thanks to ongoing expansion of the model lineup.

The Group therefore expects sales and revenue to grow at a faster rate in the second half. Ongoing lineup renewal will help to improve margins. In addition, the Group will continue to reduce production costs at an annual pace of €600 million, before taking into account the growing contribution of production from the new Trnava plant.

However, higher raw materials prices will weigh even more heavily on operating margin in the second half. Based on current prices, the Group expects the impact to be around €250 million versus €206 million in the first half. At the same time, the market environment in Europe is likely to remain very strained, with ever increasing competition and stable demand.

As a result, and given that European markets are traditionally weaker in the second half of the year, the Group now expects second-half operating margin on a par with that for the first six months of the year.

The 2006 interim report is available on www.psa-peugeot-citroen.com

Paris – September 8, 2006

Press Release

Jean-Martin Folz has informed Thierry Peugeot, Chairman of the Supervisory Board of Peugeot S.A., that he wishes to retire at 60. He will turn 60 in January 2007. Mr. Folz was appointed Chairman of the Managing Board on 1st October 1997.

Thierry Peugeot has put the Supervisory Board's Compensation and Appointments Committee in charge of launching the selection process of the future Chairman of the Group's Managing Board who is to replace Jean-Martin Folz.

The appointment of the future Chairman of the Managing Board will be subject to the Supervisory Board's approval prior to the end of the year. The future Chairman is to take up his duties during the first quarter of 2007.

DFCP – Investor Relations Department - 75 avenue de la Grande Armée - 75116 Paris
Telephone (33 1) 40 66 37 60 - Fax (33 1) 40 66 51 99 – www.psa-peugeot-citroen.com

Paris, September 18, 2006

PSA Peugeot Citroën and Proton plan to form a partnership

PSA Peugeot Citroën CEO Jean-Martin Folz and Proton Managing Director Syed Zainal Abidin Bin Syed Mohamed Tahir have signed a Letter of Intent in Paris, France, to study possible co-operation between the two automobile manufacturers. The signing was witnessed by Thierry Peugeot, Chairman of PSA Peugeot Citroën's Supervisory Board, and by Proton Chairman Dato' Mohammed Azlan bin Hashim.

The study, which is expected to last several months, will focus on a number of diverse areas such as product development, manufacturing, quality initiatives, vendor development, contract assembly and distribution. The areas being studied will focus on offering benefits to both parties in the ASEAN region and elsewhere.

The study has a number of objectives with Proton's goal being to leverage the technological expertise of a major global automobile manufacturer in areas such as product development and quality improvement while at the same time optimising the capacity utilisation of its plants.

For PSA Peugeot Citroën, the agreement is expected to increase sales of Peugeot and Citroën vehicles in Malaysia and serve as a foundation for developing business in the ASEAN region. It is in line with the Group's strategy of creating dedicated co-operations with other car manufacturers.

Created in 1983, Proton was Malaysia's leading carmaker in 2005. Consolidating several marques, Proton offers its customers a wide range of passenger cars, from family sedans to sports cars. Its businesses include vehicle design, development, production and distribution, as well as related financing services. With over 11,000 employees around the world, Proton has successfully built a distribution network covering four key regions: the United Kingdom, the Middle East, Australia and Southeast Asia.

Tuesday, September 26, 2006

PSA Peugeot Citroën Implements Action Plan to Increase Efficiency

PSA Peugeot Citroën has implemented an action plan to increase its efficiency. The plan comprises a series of measures to be applied immediately with the goal of controlling costs, enhancing R&D efficiency, redefining product plan priorities and identifying new markets.

The measures have been taken following a detailed assessment of the Group's situation. Several positive developments have been noted, including the growth in business outside Europe, the increase in cooperation agreements, the performance of the manufacturing base, the sharp improvement in vehicle quality and the successful launch of the Peugeot 207.

However, the Group's declining market share in Europe—due to the high average age of its model lineups, the slow start-up for such innovative models as the Peugeot 1007, and the increase in competition— is a genuine source of concern.

Against this mixed backdrop, Jean-Martin Folz, Chairman of PSA Peugeot Citroën, has unveiled a series of measures covering the following main points:

- **Taking immediate steps to control overheads**

Intended to generate savings of €125 million in second-half 2006, these initiatives include a hiring freeze and measures to contain payroll costs and other overheads.

- **Adjusting the production cost base**

PSA Peugeot Citroën is continuing to adjust its manufacturing teams in France and Spain by reducing the number of temporary employees and fixed-term contracts and by not replacing departing employees. In addition, the plant in Ryton (UK) is gradually being closed. As a result, the workforce in the Group's European plants will have been reduced by 10,000 in one year.

The decision not to build a second production unit at the Trnava plant will lead to a €200 million reduction in the previously announced €350 million capital spending program.

Lastly, the development of synergies between neighboring plants producing vehicles on the same platform is already underway between Mulhouse and Sochaux and will be extended to Poissy and Aulnay.

The goal is to boost capacity utilization in the European plants (as measured by the Harbour index) back above 100% in 2007 and to around 110% in three years.

- **Scaling back the capital expenditure plan**

PSA Peugeot Citroën's annual capital expenditure budget of roughly €3 billion will be reduced considerably to around €2.5 billion for the coming period, without however impacting the product plan.

- **Enhancing R&D efficiency**

A plan to make the automobile development process more efficient has been launched, with the goal of reducing R&D costs by 15% for vehicles just entering the development process. Because the total R&D budget will stay the same over the next three years, in euros, PSA Peugeot Citroën will be able to develop more new models more quickly.

- **Redefining product plan priorities**

The Group will renew core-range models in Europe more frequently to keep the average age low and extend its vehicle lineup to new market segments. In addition to renewing existing product ranges, by 2009 PSA Peugeot Citroën will introduce six new body styles in segments in which it currently has no models.

Outside Europe, an assertive product strategy based on a wide range of models tailored to local customer expectations has been launched. Between 2006 and 2009, eleven rollouts are planned for China and six for the Mercosur countries.

- **Pursuing new opportunities outside Europe**

With the signature of a memorandum of understanding to study a possible cooperation with Proton in Malaysia and the search for local production capacity in Russia, the Group is seeking to establish a presence in new growth markets while limiting its investments.

Thursday, October 19, 2006

PSA Peugeot Citroën Inaugurates New Plant in Trnava, Slovakia

The new PSA Peugeot Citroën plant in Trnava, Slovakia was inaugurated on Thursday, October 19, 2006 by Thierry Peugeot, Chairman of the Peugeot SA Supervisory Board, and Jean-Martin Folz, Chief Executive Officer, in a ceremony attended by Slovakia's Prime Minister Robert Fico and Trnava's Mayor Štefan Bošnák.

The plant has been manufacturing Peugeot's latest model, the 207, since last June. The model, which offers an especially effective response to the major challenges currently facing the automobile industry, is therefore going to symbolize the new vitality of Slovakian industry. With its elegant, thoroughbred styling, the Peugeot 207 sets the European benchmark in safety, environmental performance and driving pleasure.

The production center is built on a 192-hectare lot and comprises four main facilities—stamping, body-in-white assembly, painting and final assembly—with capacity to produce 300,000 cars a year in three shifts. It currently employs 3,300 people. An adjacent supplier park is already home to a dozen equipment manufacturers.

Announced in early 2003, the project to build the site and launch production of the first model required a total investment of €700 million. Construction and installation of the plant and production lines were completed in just two years, with pre-series production of the Peugeot 207 starting up in early 2006.

The new Trnava plant incorporates all the benefits of PSA Peugeot Citroën's Convergence Plan, a continuous improvement process implemented across the Group's manufacturing base. This ambitious strategy is primarily designed to instill the best manufacturing and technical practices developed in the Group and the industry as a whole. The strategy has already enabled the Trnava plant to deliver remarkable performance in team training, production methods, just-in-sequence logistics and overall production quality.

In this way, the plant has successfully paved the way for the deployment of the efficient, standardized PSA Peugeot Citroën manufacturing system.

"The Trnava project has met all our objectives in terms of both plant construction and the hiring and training of our teams," said Jean-Martin Folz, CEO of PSA Peugeot Citroën. "By meeting the deadlines and delivering excellent production quality, the plant is off to a very good start." Jean-Martin Folz also said that he was very grateful to the Slovak authorities for actively supporting the project over the past three years and helping to make it a reality.

DFCP – Investor Relations Department - 75 avenue de la Grande Armée - 75116 Paris
Telephone (33 1) 40 66 37 60 - Fax (33 1) 40 66 51 99 – www.psa-peugeot-citroen.com

October 24, 2006

PSA PEUGEOT CITROËN

2006 - 2007 AGENDA

- **October 26, 2006:** **Nine months 2006 sales and revenue** (5.45p.m. Paris time)
  Conference call at 6.00p.m. (Paris time)
- **February 7, 2007:** **2006 full year results** (before market hours)
- **April 26, 2007:** **First quarter 2007 sales and revenue** (after market hours)
- **May 23, 2007:** **Annual Stockholders' Meeting**
- **May 30, 2007:** **Dividend payment** (subject to AGM approval)
- **July 25, 2007:** **2007 first half results** (before market hours)
- **October 25, 2007:** **Nine months 2007 sales and revenue** (after market hours)

These informations are available on our **web site: www.psa-peugeot-citroen.com**

DFCP – Investor Relations Department - 75 avenue de la Grande Armée - 75116 Paris
Telephone (33 1) 40 66 37 60 - Fax (33 1) 40 66 51 99 – www.psa-peugeot-citroen.com

Paris – October 26, 2006

PSA PEUGEOT CITROËN

Nine-Month Consolidated Sales and Revenue Stable
Third-Quarter Consolidated Sales and Revenue Down 1.8%

Consolidated sales and revenue for the nine months ended September 30, 2006 amounted to €41,631 million, down 0.3% from the €41,771 million reported in the first nine months of 2005. Third-quarter consolidated sales and revenue declined by 1.8% from the year-earlier period, to €12,538 million.

Automobile Division sales and revenue decreased by 2.3% in the first nine months, to €32,755 million from €33,541 million, and by 3.9% in the third quarter.

In Western Europe, unit sales (as measured by vehicles invoiced to dealers) fell 3.6% to 1,698,900 units in the first nine months, with a 10.5% decrease in the third quarter alone. At September 30, 2006, registrations of Peugeot and Citroën cars and light commercial vehicles were down 3.1% in a market up 0.4%. Group registrations edged back 5.4% in the third quarter, while the market contracted by 2.4%. PSA Peugeot Citroën ended the first nine months with 13.8% of the market compared with 14.4% the year before.

The larger decline in unit sales compared with registrations, particularly noticeable in the third quarter, reflects careful inventory management in the dealership network. Inventories shrank by 62,000 units between December 31, 2005 and September 30, 2006.

Outside Western Europe, sales of assembled vehicles rose 14.5% to 600,600 units at September 30.

Sales in Central and Eastern Europe and Turkey were up 8.4%, at 161,800 units.

Sales in Latin America surged 17.3% to 155,500 units in a fast growing market. In Argentina, sales increased by 20.6% to 47,500 units in a market up 15.9%, while in Brazil, sales rose 25.1% to 73,800 units in a market up 11.3%.

Sales in China climbed 37.6% to 146,000 units for a market share of 4.8%. This reflects the positive impact of models launched since the beginning of the year (Peugeot 206, Citroën C-Triomphe and Citroën C2).

Sales of the Peugeot 207 were on target, at 177,500 units. This performance, combined with that of the 206, helped the Peugeot marque gain ground in the compact segment. Worldwide sales of the Citroën C4 rose to 181,100 units from 178,800 in the first nine months of 2005, lifted by the growing popularity of the C-Triomphe launched in China last May.

Banque PSA Finance reported revenue of €1,304 million, versus €1,231 million in the year-earlier period. The loan book amounted to €22.3 billion at end-September, up 3.2% from the year before. Originations declined by 2.9% (620,600 new loans) and the penetration rate narrowed to 25.8% from 26.2% at September 30, 2005.

Gefco revenue was up 8.5% at €2,399 million versus €2,212 million in the first nine months of 2005. Business with PSA Peugeot Citroën rose by 6.7% during the period, reflecting growth in the Group's international sales. Revenue from non-Group customers increased by 11.3%, led by Gefco's effective marketing drive.

Faurecia reported nine-month sales of €8,569 million, versus €8,109 million in the year-earlier period, an increase of 5.7% as reported and a decline of 0.2% excluding monolith sales and the currency effect. Sales to non-Group customers were up 8.2%, driven by business growth in Asia and North America.

OUTLOOK

Due to the level of third-quarter sales in Western Europe, second-half operating margin will not match the 2.4% recorded in first-half 2006.

The second-half figure will depend very much on Western European sales in in the fourth quarter, which will be shaped by the deployment of the new Peugeot Boxer and Citroën Relay ranges, the initial impact of the Citroën C4 Picasso's launch, and the addition of new engine versions for the Peugeot 207 sedan. The action plans announced on September 26 to improve efficiency and reduce costs are being implemented according to schedule.

CONSOLIDATED SALES AND REVENUE

(in millions of euros)	September 30, 2006	September 30, 2005	% change
Automobile Division	32,755	33,541	-2.3%
Banque PSA Finance	1,304	1,231	+5.9%
Gefco	2,399	2,212	+8.5%
Faurecia	8,569	8,109	+5.7%
Other businesses	494	542	-8 .9%
Intra-company sales	(3,890)	(3,864)	
Total PSA Peugeot Citroën	41,631	41,771	-0.3%

WORLDWIDE AUTOMOBILE SALES

(in units) *		9 month 2006	9 month 2005	% change
Western Europe		1,698,900	1,762,500	-3.6%
	Peugeot	894,500	936,300	-4.5%
	Citroën	804,400	826,200	-2.7%
Of which France		545,500	567,800	-3.9%
	Peugeot	308,400	315,900	-2.4%
	Citroën	237,100	251,900	-5.9%
Rest of World		765,600	741,500	+3.3%
	Peugeot	521,400	526,800	-1.0%
	Citroën	244,200	214,700	+13.8%
Total Sales		2,464,500	2,504,000	-1.6%
	Peugeot	1,415,900	1,463,100	-3.2%
	Citroën	1,048,600	1,040,900	+0.7%
Of which passenger cars		2,177,100	2,204,600	-1.3%
	Peugeot	1,271,900	1,312,900	-3.1%
	Citroën	905,200	891,700	+1.5%
light commercial vehicles		287,400	299,400	-4.0%
	Peugeot	144,000	150,200	-4.1%
	Citroën	143,400	149,200	-3.9%

* Assembled vehicles, disassembled components and CKD units

WORLDWIDE SALES BY MODEL

(passenger cars and LCVs)	9 month 2006	9 month 2005	% change
Peugeot Marque			
107	71,900	14,100	-
1007	28,300	40,100	-29.3%
206	376,500	488,000	-22.9%
207	177,500	-	-
206 + 207	554,000	488,000	+13.5%
307	331,600	382,500	-13.3%
405	95,800	147,500	-35.0%
407	137,100	186,100	-26.3%
607	8,100	15,500	-48.0%
807	19,300	21,100	-8.4%
Expert	25,200	23,900	+5.2%
Partner	108,900	106,800	+2.0%
Boxer	32,600	31,700	+2.9%
Others	3,100	5,800	-
TOTAL	1,415,900	1,463,100	-3.2%
(of which diesel-powered versions)	663,700	710,000	-6.5%
	46.9%	48.5%	-
(of which passenger cars)	1,271,900	1,312,900	-3.1%
(of which light commercial vehicles)	144,000	150,200	-4.1%
Citroën marque			
C1	66,000	12,900	-
C2	79,400	95,000	-16.4%
C3	217,300	228,700	-5.0%
ZX	73,700	70,500	+4.5%
Xsara	143,200	152,300	-6.0%
C4	181,100	178,800	+1.3%
Xantia	8,100	10,800	-25.0%
C5	56,400	69,000	-18.2%
C6	5,100	-	-
C8	16,200	18,300	-11.7%
Dispatch (Jumpy)	25,200	24,400	+3.4%
C15	1,300	19,600	-
Berlingo	142,400	126,000	+13.0%
Relay (Jumper)	33,200	34,600	-3.9%
Others	-	-	-
TOTAL	1,048,600	1,040,900	+0.7%
(of which diesel-powered versions)	557,900	569,300	-2.0%
	53.2%	54.7%	-
(of which passenger cars)	905,200	891,700	+1.5%
(of which light commercial vehicles)	143,400	149,200	-3.9%
TOTAL PSA Peugeot Citroën Group	2,464,500	2,504,000	-1.6%
(of which diesel-powered versions)	1,221,600	1,279,300	-4.5%
	49.6%	51.1%	-
(of which passenger cars)	2,177,100	2,204,600	-1.3%
(of which light commercial vehicles)	287,400	299,400	-4.0%

October 27, 2006

Cornerstone Laid at New Dongfeng Peugeot Citroën Automobiles Plant in Wuhan, China

Jean-Martin Folz, Chief Executive Officer of PSA Peugeot Citroën, and Xu Ping, Chairman of Dongfeng Motor Group Company Ltd., today laid the cornerstone of the new plant of their joint venture, Dongfeng Peugeot Citroën Automobiles (DPCA), in Wuhan, China. The ceremony was attended by Jacques Chirac, President of France, and several Chinese and French government officials.

The new plant, which is dedicated to the production of vehicles built on PSA Peugeot Citroën's platform 3, will enable Peugeot and Citroën to expand their line-ups by introducing upper midrange models. Located on a 63-hectare site near DPCA's existing plant, the 250,000 square-meter structure will comprise a body-in-white unit, a paint shop and an assembly line. The facility is scheduled to begin operating in 2009 and will produce 150,000 units a year in two shifts.

This latest investment in China has further strengthened DPCA's fast expanding production base, which already employs more than 9,000 people. The Wuhan plant currently produces eight different models and is gradually doubling capacity in stages to 300,000 vehicles a year by 2008. To support the growth in DPCA's automobile production, new engine, gearbox and chassis system capacity is also being added at the mechanical components plant in Xiang Fan, Hubei province.

Following start-up of production on platforms 1 and 2 in China beginning in mid-2004, the new plant will further bolster the implementation of DPCA's product plan. By the end of the decade, the joint venture will offer a comprehensive model line-up ranging from compact cars to large executive sedans. In 2006, PSA Peugeot Citröen introduced three new models: the Peugeot 206 in March, the Citroën C-Triomphe in May and the Citroën C2 5-door compact hatchback in October. All together, 11 model launches are planned between 2006 and 2009.

These development projects reflect both the Chinese market's favorable outlook as well as DPCA's ability to bring to market automobiles tailored to the needs of local carbuyers, in particular by leveraging the skills of its 700 development engineers and technicians. DPCA sold 145,500 units in the first nine months of 2006, a 38% increase in a market enjoying sustained strong growth (up 38% for the period).

The joint venture's full-year objective is to sell 200,000 vehicles.

DFCP – Investor Relations Department - 75 avenue de la Grande Armée - 75116 Paris
Telephone (33 1) 40 66 37 60 - Fax (33 1) 40 66 51 99 – www.psa-peugeot-citroen.com

Paris – November 7, 2006

The Supervisory Board Chooses Christian Streiff
For Future Chairman of the Managing Board

The Peugeot SA Supervisory Board met today under the chairmanship of Thierry Peugeot.

On the recommendation of the Compensation and Appointments Committee, the Board has chosen Christian Streiff to succeed Jean-Martin Folz as Chairman of the Managing Board.

He will be appointed during the Supervisory Board meeting on February 6, 2007.

Christian Streiff will join PSA Peugeot Citroën on November 8 and spend the next few months meeting the teams and employees and getting to know the Group.

Bom on September 21, 1954, Christian Streiff graduated from the Ecole Nationale Supérieure de Mines de Paris engineering school and spent most of his career with Saint-Gobain (1979-2005), where he acquired extensive industry and international experience in a variety of businesses in Europe (Germany and Italy), the United States, Brazil, China and other countries.
He was appointed Deputy Chief Executive Officer of Saint-Gobain in 2004 and President and Chief Executive Officer of Airbus in 2006.
He has also been a non-executive director of Thyssen-Krupp and Continental AG since 2005.

DFCP – Investor Relations Department - 75 avenue de la Grande Armée - 75116 Paris
Telephone (33 1) 40 66 37 60 - Fax (33 1) 40 66 51 99 – www.psa-peugeot-citroen.com

CHRISTIAN STREIFF

Born September 21, 1954 in Sarrebourg, France.
Married with three children.

Engineering degree from the Ecole Nationale Supérieure des Mines de Paris.

- 1979-2005: Saint-Gobain

During his 26 years with Saint-Gobain, an international building materials manufacturer, Christian Streiff successively held the following positions:

- 1979-1982: Production Manager, Halbergerhütte Foundry (Germany)
- 1982-1985: Vice President, Corporate Planning, Fiber Reinforcements Division
- 1985-1988: Plant Manager, Gevetex, fiberglass for electronics (Germany)
- 1988-1991: General Manager, Gevetex
- 1991-1994: General Manager, Vetri SpA, packaging (Italy)
- 1994-1996: General Manager, Saint-Gobain Emballage (Paris)
- 1996-2000: President and Chief Executive Officer, Pipe Division (Nancy)
- 2001-2003: President and Chief Executive Officer, High-Performance Materials Sector (Paris)
- 2004-2005: Deputy Chief Executive Officer, Saint-Gobain Group
  €33 billion in revenue, 180,000 employees, 60 countries

- 2006: President and Chief Executive Officer of Airbus.

Non-executive director of Thyssen-Krupp and Continental AG.

BMW Group

PSA PEUGEOT CITROËN

Press release

Munich - Paris, 18 December, 2006

BMW Group and PSA Peugeot Citroën have signed a letter of intent to assess a new extension of their cooperation on petrol engines

BMW Group and PSA Peugeot Citroën have agreed to extend their successful cooperation in the field of petrol four-cylinder engines. They will jointly conduct a feasibility study concerning a new family of engines with advanced technology features aimed at delivering excellent power and torque characteristics combined with reduced fuel consumption and CO2-emissions. If the study confirms the expected technological, industrial and financial benefits the two companies intend to enter into a joint development project.

PSA Peugeot Citroën and BMW Group have already a cooperation agreement concerning the development and production of a family of 1.6 - litre turbocharged petrol engines, encompassing two technologies: fully variable valve drive and direct injection, with power ranking from 55 kW (75 hp) to 128 kW (175 hp). The engines sport the newly launched MINI as well as Peugeot and Citroën vehicles.

END